14041602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
SEP 29 2014
Washington DC
181

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68534 |

## FACING PAGE

**Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **08/01/13** (mm/dd/yy) AND ENDING **07/31/14** (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage Corporation**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**203 Forest Avenue**
(No. and Street)

| **Palo Alto** | **California** | **94301** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Brian Dennen** **(650) 249-4258**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst Wintter & Associates, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **675 Ygnacio Valley Road, Suite A200** | **Walnut Creek** | **California** | **94596** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, **Brian Dennen**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wealthfront Brokerage Corporation**, as of **July 31, 2014**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

9/26/2014

Signature

CEO

Title

PUBLIC

AMI M. PANDIT
COMM. # 1975211
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Apr. 15, 2016

Notary Public

**State of California**
**County of Santa Clara**

**Subscribed and sworn to (or affirmed) before me on this 26th day of Sept 2014, by Brian Dennen, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

**Signature:** A Pandit

**(Seal)**

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.
- ☐ (p) Review Report on management's assertion regarding k(2)(ii) exemption.
- ☐ (q) Management's assertion regarding k(2)(ii) exemption.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Wealthfront Brokerage Corporation
# (SEC ID No. 8-68534)

**Annual Audit Report**

**July 31, 2014**

**PUBLIC DOCUMENT**

**Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document**

*ERNST WINTTER & ASSOCIATES*
**Certified Public Accountants**

# Wealthfront Brokerage Corporation
# (SEC ID No. 8-68534)

**Annual Audit Report**

**July 31, 2014**

**PUBLIC DOCUMENT**

**Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document**

*ERNST WINTTER & ASSOCIATES*
**Certified Public Accountants**

## Wealthfront Brokerage Corporation

### July 31, 2014

### Table of Contents

***ERNST WINTTER & ASSOCIATES*** ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Wealthfront Brokerage Corporation

We have audited the accompanying statement of financial condition of Wealthfront Brokerage Corporation (the "Company") (a Delaware corporation) as of July 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Wealthfront Brokerage Corporation as of July 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

E Wintter & Associates

Walnut Creek, California
September 24, 2014

# Wealthfront Brokerage Corporation

## Statement of Financial Condition

## July 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 95,361 |
| Deposit with clearing organization | | 500,000 |
| Prepaid expenses | | 7,942 |
| **Total Assets** | $ | 603,303 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable and accrued expenses | $ | 48,094 |
| Due to related party | | 27,720 |
| **Total Liabilities** | | 75,814 |
| **Stockholder's Equity** | | |
| Common stock ($1 stated value; 100 shares authorized; 100 shares issued and outstanding) | | 100 |
| Additional paid in capital | | 1,340,000 |
| Accumulated deficit | | (812,611) |
| **Total Stockholder's Equity** | | 527,489 |
| **Total Liabilities and Stockholder's Equity** | $ | 603,303 |

See accompanying notes to the financial statements.

# Wealthfront Brokerage Corporation

## Notes to Financial Statements

## July 31, 2014

### 1. Organization

Wealthfront Brokerage Corporation (the "Company") is a Delaware registered corporation and is a wholly owned subsidiary of Wealthfront, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia and the U.S. Virgin Islands.

The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

### 2. Significant Accounting Policies

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

**Accounts Receivable**
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

**Deposit with Clearing Organization**
Deposit with clearing organization consists of deposit of cash or other short-term securities held by clearing organization or exchange. At July 31, 2014, $500,000 was held in a separate account as a special reserve requirement pursuant to the agreement with Apex Clearing Corporation.

**Revenue Recognition**
The Company earns its revenue from management fees for brokerage services and commissions. Management fees are recognized when services are provided. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

### 2. Significant Accounting Policies (continued)

**Income Taxes**
The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

### 3. Lease Commitments

The Company leases office space from its Parent on a month-to-month basis.

### 4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At July 31, 2014, the Company's net capital was $519,547, which exceeded the requirement by $514,493.

### 5. Income Taxes

Significant components of the Company's deferred tax balances as of July 31, 2014 are as follows:

| | |
|---|---|
| Deferred income tax asset: | |
| Federal and state net operating loss carryforwards | $ 323,075 |
| Valuation allowance | (323,075) |
| Net deferred income tax asset | $ - |

Management believes that, based on a number of factors, it is more likely than not that the deferred tax asset will not be utilized and, therefore, has recorded a full valuation allowance.

As of July 31, 2014, the Company has federal net operating loss carryforwards of $811,136 and state net operating loss carryforwards of $809,761, which will expire at various dates from 2030 through 2033. The amount due to Parent at July 31, 2014 was $800.

The Company is no longer subject to federal tax examinations by tax authorities for years before 2011 and state tax examinations by tax authorities for years before 2010.

### 6. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses consist of salary costs based on a percentage of Parent employee time dedicated to Company activities. Indirect expenses include rent, insurance, communications, and office supplies based on a pre-agreed amount outlined in the expense sharing agreement.

In August 2013, the Company entered into an agreement with the Parent, to charge a monthly management fee of for its services as their broker. The Company also collects investment advisory fees on the Parent's behalf. The Parent contributed $150,000 to the Company, which was a noncash transaction representing the extinguishment of a portion of the due to related party balance. At July 31, 2014, $27,720 was due to the Parent. The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

### 7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

### 8. Subsequent Events

The Company has evaluated subsequent events through September 24, 2014, the date which the financial statements were available to be issued.